news release

ArcelorMittal announces publication of convening notice for annual general meeting of shareholders

Luxembourg, 12 April 2011 - ArcelorMittal announces the publication of the convening notice for its annual general meeting of shareholders to be held on Tuesday 10 May 2011 at 11.00 am at its registered office in Luxembourg. The convening notice, the annual report 2010,  the participation forms and other materials are available on www.arcelormittal.com under "Investors & Shareholders" - "Annual General Meeting 10 May 2011".

Shareholders may obtain free of charge a hard copy of ArcelorMittal's Annual Report 2010 (in English or French) at the Company's registered office or by e-mail by sending a request to privateinvestors@arcelormittal.com, by telephone (+352 4792 2484 or +800 4792 4792) or fax (+352 4792 2833).